

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 09, 2007

Mr. Scott Worthington
Chief Financial Officer
Wave Wireless Corporation
255 Consumers Road
Toronto, Ontario M2J 1R4

>   **Re: Wave Wireless Corporation**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed March 24, 2006**
>
>   **Forms 10-QSB for Fiscal Quarters Ended June 30, 2006**
>   **File No. 0-25356**

Dear Mr. Worthington:

   We have reviewed your amendment and supplemental response letter dated February 15, 2007 as well as your filing and have the following comments. As noted in our comment letter dated December 11, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005

5. Stockholders' Equity, page 44
Preferred Stock, page 44

1.   Please refer to prior comment 8. Please address specifically why you believe your preferred stock is more akin to equity. Your response should address voting rights, and your statement on page 45 which states that "upon the occurrence of the following events, the holders of Series B Preferred Stock may require Wave Wireless to purchase their shares of Series B Preferred Stock for cash."

   In addition, your response states that there are no warrants associated with these instruments. However, on page 47 you state that "the investors of Series C were issued 233 Series C-1 Warrants and 233 Series C-2 Warrants for every share of Series C purchased." As previously requested, please tell us how you considered SFAS 133 and EITF 00-19.

Form 10-Q for Fiscal Quarter Ended September 30, 2006

2.   Please file your Form 10-Q for the fiscal quarter ended September 30, 2006.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director